UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Commission File Number 001-04192
MFC Bancorp Ltd.
8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — ☐

FORWARD-LOOKING STATEMENTS
The statements in this report that are not based on historical facts are called “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions are set out in reports and other documents that we file with or furnish to the Securities and Exchange Commission from time to time and include: (i) general economic and business conditions, including changes in interest rates; (ii) prices and other economic conditions; (iii) natural phenomena; (iv) actions by government authorities, including changes in government regulation; (v) uncertainties associated with legal proceedings; (vi) technological development; (vii) future decisions by management in response to changing conditions; (viii) our ability to execute prospective business plans; and (ix) misjudgments in the course of preparing forward-looking statements. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. However, you should carefully review the reports and other documents that we file with or furnish to the Securities and Exchange Commission from time to time.

MFC BANCORP LTD.
2005 SECOND QUARTER REPORT
LETTER TO SHAREHOLDERS
Dear Shareholders,
We are pleased to enclose the results of MFC Bancorp Ltd. (the “Company”) for the second quarter ended June 30, 2005. As a result of the acquisitions in 2004, we currently have two reportable business segments: (1) financial services and (2) industrial and engineering services.
For the second quarter ended June 30, 2005, total revenues increased to US$232.5 million, compared to US$135.2 million in the second quarter of 2004. Net income for the second quarter 2005 increased to US$13.5 million, or US$0.98 per share on a diluted basis, compared with US$8.2 million, or US$0.59 per share on a diluted basis in the same quarter last year. The increase in revenues was primarily due to increased trading in the current period.
For the six-month period ended June 30, 2005, total revenues increased to US$405.6 million, compared to US$220.5 million in the same six-month period of 2004. Net income for the six-month period of 2005 increased to US$18.3 million, or US$1.34 per share on a diluted basis, compared with US$16.5 million, or US$1.20 per share on a diluted basis in the same period last year. The increase in revenues was primarily due to acquisitions on and after March 31, 2004 and increased trading in the current period.
The following table is a summary of selected financial information concerning MFC for the periods indicated:

	Three Months Ended
	June 30, 2005	June 30, 2004
	(US dollars in thousands,	(US dollars in thousands,
(Unaudited)	except per share amounts)	except per share amounts)
Revenues	$232,500	$135,199
Net income	13,452	8,177
Net income per share
Basic	0.99	0.60
Diluted	0.98	0.59

	Six Months Ended
	June 30, 2005	June 30, 2004
	(US dollars in thousands,	(US dollars in thousands,
(Unaudited)	except per share amounts)	except per share amounts)
Revenues	$405,598	$220,494
Net income	18,332	16,460
Net income per share
Basic	1.35	1.23
Diluted	1.34	1.20

	June 30, 2005	December 31, 2004
	(US dollars in thousands,	(US dollars in thousands,
	except per share amount	except per share amount
(Unaudited)	and ratios)	and ratios)
Cash and cash equivalents	$159,991	$179,231
Short-term securities	17,423	17,542
Working capital	182,516	182,652
Total assets	483,449	501,579
Long-term debt, less current portion	9,244	11,950
Shareholders’ equity	231,824	223,849
Book value per share	17.01	16.49
Current ratio	1.93	1.88
Long-term debt to equity ratio	0.04	0.05
Our primary business activity is our industrial and engineering services, KHD Humboldt Wedag. Order intake for the year ended 2001 was US$119 million*; 2002 was US$122 million*; 2003 was US$180 million*; 2004 was US$325 million* and through June of 2005, was US$219 million*. Order intake is defined as all orders which are received during the respective period under review. (For easy comparison, all amounts marked with * are translated from € to US dollars at 1.3536, the exchange rate prevailing on December 31, 2004.)
Backlog at the end of 2003 was US$131 million*; 2004 was US$257 million* and through June of 2005 was US$352 million*.
The world’s leading growth market for cement and minerals, particularly coal and iron ore, is clearly Asia including China, India and the Middle East. In 2004, over 60% of our US$325 million* order intake came from Asia. This was balanced by approximately 34% of the orders coming from the markets in Europe and America. This trend has continued in 2005 with 67% of our order intake coming from Asia and 33% from Europe and America.
In the second quarter, we continued to achieve good development where we evolve with strong liquidity and healthy financial ratios. As at June 30, 2005, our book value is US$17.01 per share, working capital is US$182.5 million, total assets are US$483.4 million and our long-term debt to equity ratio is a conservative 0.04 to 1.
Year 2004 was a profitable year. Our company grew substantially in both revenues and total assets, primarily as a result of the consolidation of our new industrial and engineering segment. Since our inception, the financial services business has been our core business. In the fourth quarter of 2004 and the first two quarters of 2005, this has not been the case. Initially, KHD Humboldt Wedag was a target of our proprietary investment.
We have reviewed our operations and believe the highest return for our shareholders will be with our expansion of KHD Humboldt Wedag and with greater concentration on the Asia markets. We intend on deploying our excess capital and proceeds from the sale of redundant assets and to enhance the growth of KHD Humboldt Wedag, and will pursue an active acquisition program to acquire other companies which will compliment its operations and allow for greater diversity.

In order to reflect our new emphasis for the future, we will call for a special shareholders’ meeting on October 11, 2005 to change our name to KHD Humboldt Wedag International Ltd. We will seek an additional listing of our common shares on an Asian stock exchange.
Respectfully submitted,
Michael J. Smith
President

MFC BANCORP LTD.
SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
(August 15, 2005)
The following discussion and analysis of our financial condition and results of operations for the six-month period ended June 30, 2005 and the two years ended December 31, 2004 and 2003 (as contained in our 2004 and 2003 annual reports) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our financial statements to US GAAP, see Note 23 to the consolidated financial statements in our 2004 annual report.
Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars (“$”). The presentation of selected information in US dollars in the following discussion is for information purposes only and is translated to US dollars for convenience using period end exchange rates, as required by Regulation S-X of the United States Securities Exchange Act of 1934, as amended. Certain information is also presented in Euro (“€”), the legal tender used by the majority of the European Union member states.
We are a Foreign Private Issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2004 and 2003 have been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 6, 2005.
Nature of Business
We operate in two business segments: industrial and engineering services and financial services.
Our industrial and engineering services segment focuses on services for the cement, coal and minerals processing industries. We provide these services through KHD Humboldt Wedag AG. KHD Humboldt Wedag, founded in 1856, is a world leader in supplying technologies, equipment and engineering services for cement, coal and minerals processing. It designs and builds plants that produce clinker, cement, clean coal, and minerals such as copper, gold or diamonds. Now headquartered in Cologne, Germany, it has in excess of 900 employees worldwide, and has operations in India, China, Russia, the Middle East, Australia, South Africa and the United States.
Our financial services segment focuses on merchant banking. We provide specialized banking and corporate finance services and advice internationally, including consultancy on corporate strategy and structure, mergers and acquisitions and capital raising. These activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank SA. Our merchant banking activities include a trading group focused on trading commodities and natural resources. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value.

We completed a comprehensive study to enhance value for our shareholders, followed by a more in-depth review of our company’s risk profile. We concluded that we will focus our growth and long-term future on the further expansion of our industrial and engineering business, with emphasis in China and India. We will now deploy our excess capital and proceeds from the sale of redundant assets and to enhance the growth of KHD Humboldt Wedag, and will pursue an active acquisition program to acquire other companies which will compliment its operations and allow for greater diversity.
Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in industrial and engineering services and financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, other companies offering financial services and other trade and finance companies. For a comprehensive description of the risks that may affect our business, refer to our annual reports on Form 20-F filed with the Securities and Exchange Commission from time to time.
Results of Operations
Summary of Quarterly Results
The following tables provide selected financial information for the most recent eight quarters:

	June 30,	March 31,	December 31,	September 30,
	2005	2005	2004	2004
(Unaudited)	(Dollars in thousands, except per share amount)
Revenues	$284,951	$212,149	$206,497	$195,717
Expenses	260,862	206,889	199,677	189,116
Net income	16,484	5,984	7,640	7,248
Diluted earnings per share	1.20	0.44	0.56	0.53

	June 30,	March 31,	December 31,	September 30,
	2004	2004	2003	2003
(Unaudited)	(Dollars in thousands, except per share amount)
Revenues	$181,221	$114,329	$126,756	$102,393
Expenses	167,539	103,017	102,465	96,233
Net income	10,962	11,101	23,050	6,123
Diluted earnings per share	0.80	0.81	1.65	0.46
Six-Month Period Ended June 30, 2005 Compared To Six-Month Period Ended June 30, 2004
In the six-month period ended June 30, 2005, our revenues increased to $497.1 million from $295.6 million in the six-month period ended June 30, 2004. Our revenues in the current period included an $8.4 million gain on sales of subsidiaries. The increase in revenue in the current period was primarily a result of acquisitions of KHD Humboldt Wedag Group and certain subsidiaries on and after March 31, 2004 and increased trading.

In the six-month period ended June 30, 2005, our expenses increased to $467.8 million from $270.6 million in the six-month period ended June 30, 2004, primarily as a result of the continued increase in the volume of our trading activities and the inclusion of our industrial and engineering operations effective from April 2004. For the six-month period ended June 30, 2005, financial services expenses increased to $302.4 million from $203.6 million for the six-month period ended June 30, 2004. Industrial and engineering services expenses increased to $116.1 million for the six-month period ended June 30, 2005 from $36.3 for the six-month period ended June 30, 2004. General and administrative expenses increased to $44.7 million for the six-month period ended June 30, 2005, from $27.6 million for the six-month period ended June 30, 2004. The general and administrative expenses were net of foreign currency transaction gains of $0.8 million and $1.7 million in the six-months ended June 30, 2005 and 2004, respectively. The increases in financial services, industrial and engineering services, and general and administrative expenses related primarily to the increase in the volume of our trading activities and the inclusion of our industrial and engineering operations effective from April 2004.
In the six-month period ended June 30, 2005, our net income increased to $22.5 million, or $1.65 per share on a basic basis ($1.64 per share on a diluted basis), from $22.1 million, or $1.65 per share on a basic basis ($1.61 per share on a diluted basis), for the six-month period ended June 30, 2004.
Three-Month Period Ended June 30, 2005 Compared To Three-Month Period Ended June 30, 2004
In the three-month period ended June 30, 2005, our revenues increased to $285.0 million from $181.2 million in the three-month period ended June 30, 2004. Our revenues in the current quarter included an $8.4 million gain on sales of subsidiaries. The increase of revenue in the current quarter is primarily a result of increased trading.
In the three-month period ended June 30, 2005, our expenses increased to $260.9 million from $167.5 million in the three-month period ended June 30, 2004, primarily as a result of the continued increase in the volume of our trading activities. For the three-month period ended June 30, 2005, financial services expenses increased to $170.0 million from $109.5 million for the three-month period ended June 30, 2004. Industrial and engineering services expenses increased to $65.6 million for the three-month period ended June 30, 2005 from $36.3 million for the three-month period ended June 30, 2004. General and administrative expenses increased to $23.0 million for the three-month period ended June 30, 2005, from $19.8 million for the three-month period ended June 30, 2004. The general and administrative expenses included foreign currency transaction losses of $0.1 million and $nil million in the three-months ended June 30, 2005 and 2004, respectively. The increases in financial services, industrial and engineering services, and general and administrative expenses related primarily to the increase in the volume of our trading activities.
In the three-month period ended June 30, 2005, our net income decreased to $16.5 million, or $1.21 per share on a basic basis ($1.20 per share on a diluted basis), from $11.0 million, or $0.80 per share on a basic basis ($0.80 per share on a diluted basis), for the three-month period ended June 30, 2004.

Liquidity and Capital Resources
The following table is a summary of selected financial information concerning the Company for the periods indicated:

	June 30, 2005	December 31, 2004
	(Dollars in thousands)	(Dollars in thousands)
	(Unaudited)
Cash and cash equivalents	$196,085	$215,722
Short-term securities	21,354	21,113
Working capital	223,692	219,837
Total assets	592,517	603,699
Long-term debt, less current portion	11,329	14,383
Shareholders’ equity	284,125	269,421
We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.
As at June 30, 2005, our total assets decreased to $592.5 million from $603.7 million as at December 31, 2004, primarily as a result of disposition of subsidiaries in the current period. As at June 30, 2005, our cash and cash equivalents decreased to $196.1 million. At December 31, 2004, our cash and cash equivalents were $215.7 million, compared to $145.5 million at December 31, 2003. As at June 30, 2005, we had short-term securities of $21.4 million, compared to $21.1 million as at December 31, 2004. As at June 30, 2005, our long-term debt, less current portion, was $11.3 million, compared to $14.4 million as at December 31, 2004.
As part of our merchant banking activities, we establish, utilize and maintain various kinds of credit lines and facilities with other banks, insurers, and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for structured trade financing, accounts receivable financing and letters of credit. Such facilities are drawn upon and used for specific trading transactions. These credit facilities are generally secured by the subject matter of a proposed transaction, being either a receivable or the underlying commodity or natural resource being traded. We often further enhance the credit of such facilities through credit and/or performance insurance provided by governmental and/or private insurers. Such trade finance insurance is often layered with varying limitations and exceptions. The amounts drawn under the credit facilities fluctuate with the kind and level of commodities and natural resources trading transactions being undertaken by us. As such transactions are settled, proceeds are generally applied to first settle amounts drawn under such credit facilities.
At December 31, 2004, we had 27 separate credit lines and facilities used for commodities and natural resources trading aggregating approximately €119 million, $7.7 million of which was drawn and outstanding. At June 30, 2005, we had 26 separate credit lines and facilities with an aggregate credit available of €128 million, $33.7 million of which was drawn and outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with whom we conduct our commodities and natural resources trading activities.
At December 31, 2004, we also had $10.7 million lines of credit drawn and outstanding, which was used for our industrial and engineering business, which was reduced to $4.6 million as at June 30, 2005. As at

December 31, 2004, other than the lines of credit drawn and outstanding for our commodities and natural resources trading and industrial and engineering business, we have debt maturities of $8.2 million in 2005 and $7.7 million in 2006. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, industrial and engineering business, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our consolidated financial statements included in our 2004 annual report.
In connection with its industrial and engineering business, KHD Humboldt Wedag has credit lines of up to a maximum of €35 million with banks which issue contractual-related bonds. The credit lines are secured by KHD Humboldt Wedag’s interest in its subsidiaries, intellectual property rights, intercompany and trade receivables, rent receivables, inventories and a mortgage.
As at December 31, 2004, performance bonds of approximately €32.2 million ($52.5 million) lines had been issued under the credit lines and there were no claims against KHD Humboldt Wedag under these performance bonds.
Operating Activities
In 2004, changes in securities provided cash of $10.9 million, compared to $7.0 million in 2003. An increase in restricted cash used $8.1 million in 2004. A decrease in receivables provided cash of $18.3 million in 2004, compared to $9.5 million in 2003. Of which, a decrease in commodity receivables provided cash of $11.8 million in 2004, compared to an increase in the same using cash of $4.1 million in 2003. An increase in inventories used cash of $1.2 million in 2004. An increase in commodity investments used cash of $11.5 million in 2004, compared to a decrease in commodity investments providing cash of $1.1 million in 2003. An increase in real estate held for sale used cash of $71,000 in 2004, compared to a decrease in the same providing cash of $1.1 million in 2003. An increase in accounts payable and accrued expenses provided cash of $25.5 million in 2004, compared to a decrease in same using cash of $2.6 million in 2003. Operating activities provided cash of $60.2 million in 2004, compared to $37.4 million in 2003. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements. During the six-month period ended June 30, 2005, operating activities provided cash of $11.4 million, primarily as a result of net income in the current period.
Investing Activities
In 2004, a net increase in loans used cash of $9.8 million, compared to a net decrease in loans providing cash of $52.4 million in 2003. The net purchases of long-term securities used cash of $5.1 million in 2004, compared to net sales of long-term securities providing cash of $4.8 million in 2003. In 2004, purchases of subsidiaries, net of cash acquired, provided cash of $31.1 million, compared to using cash of $0.8 million in 2003. Investing activities provided cash of $14.2 million in 2004, compared to cash of $64.9 million provided in 2003. During the six-month period ended June 30, 2005, $3.6 million cash was used, primarily as a result of an increase in our loan portfolio.
Financing Activities
Net debt repayments used cash of $14.9 million in 2004, compared to $25.1 million in 2003. In 2004, a net increase in deposits provided cash of $23.8 million, compared to a net decrease in deposits using cash of $13.5 million in 2003. The net repurchase of common shares in 2004 used cash of $10.1 million, compared to cash of $9.7 million in 2003. Net cash provided in financing activities was $0.3 million in 2004, compared to net cash used in financing activities of $48.3 million in 2003. During the six-month period ended June 30, 2005, $16.3 million was used, primarily from our loan repayments and a reduction in our deposits liabilities.
We had no material commitments to acquire assets or operating businesses at December 31, 2004 and June 30, 2005. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than Canadian dollars into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As a substantial amount of our revenues are received in US dollars, Swiss francs and Euros, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of the exchange rates for US dollars, Swiss francs and Euros during that period.
Based upon the year average exchange rates in 2004, the Canadian dollar decreased by approximately 0.6% in value against the Swiss franc, 2.1% in value against the Euro but increased by approximately 7.7% in value against the U.S. dollar, compared to the year average exchange rates in 2003. As at December 31, 2004, the Canadian dollar decreased by approximately 1.0% in value against the Swiss franc, 0.1% against the Euro but increased by 7.4% against the U.S. dollar since December 31, 2003. As at June 30, 2005, the Canadian dollar increased by approximately 10.4% and 9.9% in value against the Swiss franc and the Euro, but decreased by 1.8% in value against U.S. dollar, since December 31, 2004.
In the year ended December 31, 2004, we reported approximately a net $4.9 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation loss at December 31, 2004 was $12.2 million, compared to a loss $17.1 million at December 31, 2003. Our foreign exchange translation loss was $9.0 million in the six-month period ended June 30, 2005, which increased our cumulative foreign exchange translation loss to $21.2 million as at June 30, 2005.
We use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. At June 30, 2005, December 31, 2004 and 2003, we did not hold any forward foreign exchange contracts for our own account. For more information, see our 2004 annual report, Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”
Derivative Instruments
Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see our 2004 annual report, Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in our 2004 annual report.
Revenue Recognition
Merchant banking revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.
The majority of the contracts and services in our industrial and engineering services are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not know until the contract is completed and the billing is collected.
If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.
Provisions for Assets Held for Sale
We have assets held for sale in our normal operating cycle. The assets held for sale consist of commodity investments, inventories and real estate held for sale.
Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.
Commodities investment consist primarily of metals and paper products. Management also makes estimates about the future customer demand for our products. When making these estimates, we consider general economic conditions and growth prospects within our customers’ ultimate marketplace and the market acceptance of our current and pending products. However, the general economic conditions may change within a short time or a unexpected event may cause a downturn in the general economic conditions or in a specific geographic location. Government intervention is a very critical factor in the developing countries.
We also have real estate held for sale. We are actively marketing the real estate. When the management makes estimate on the fair value of the real estate, we usually take into consideration the recent land sales in the neighborhood areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary.
Allowance for Credit Losses
Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management’s best estimate of the probable losses in our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
We review our loan portfolio and receivables on a regular basis. Specific provisions are established on a loan-by-loan or receivable basis. In determining whether a specific provision is required or not, we consider, but such consideration is not limited to, the following factors:
- repayment history of the borrower;
- overall financial position and results of the borrower;
- the nature and quality of collateral and guarantee;
- business plan and outlook of the borrower;
- secondary market value of the loan and the collateral; and
- our business plan or strategy to divest or restructure the debt.

A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. A market risk provision may be made based on the macro-economic factors which are specific to a particular region or industry and the micro-economic factors which are specific to a particular borrower. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.
Goodwill Impairment
A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment:
- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator;
- unanticipated competition;
- loss of key personnel;
- a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of;
- the testing for write-down or impairment of a significant asset group within a reporting unit; or
- the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.
Valuation of Securities
Trading account securities held by MFC Merchant Bank S.A. are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Other short-term securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations.
When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.
A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly review our portfolio position to determine whether an other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors:
- trend of the quoted market price and trading volume;
- financial position and results for a period of years;
- liquidity or going concern problems of the investee;
- changes in or reorganization of the investee and/or its future business plan;
- outlook of the investee’s industry;
- the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and
- our business plan and strategy to divest the security or to restructure the investee.
Warranty Costs
We provide a warranty to our customers for the contracts and services in our industrial and engineering service segment. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.
Pension Benefits
Our industrial and engineering service segment in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variable may have significant impact on the estimate of the pension liability.
Under the German laws, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.
Changes in Accounting Policies including Initial Adoption
For the new Canadian accounting standards, please refer to Note 1 to the consolidated financial statements in our 2004 annual report.

Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Contractual Obligations

	Payments Due by Period
	(Canadian dollars in thousands)
Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2004	1 Year	Years	Years	5 Years
Long-term debt obligations(1)	$8,173	$7,657	$6,726	$—

Capital lease obligations(1)	52	50	17	—

Operating lease obligations	2,710	7,491	2,863	580

Purchase obligations	72,265 (2)	—	—	—

Other long-term liabilities reflected on the Company’s balance sheet under GAAP	—	—	—	—

Total	$83,200	$15,198	$9,606	$580

(1)	Principal amounts only.

(2)	Including $65.0 million on purchases for industrial and engineering contracts and $6.0 million in zinc purchases.
There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2004) during the six-month period ended June 30, 2005 that are outside the ordinary course of our business, except for the sale of a subsidiary in June, 2005. Had the subsidiary been disposed of as at December 31, 2004, capital lease obligations, operating lease obligations and purchase obligations would have been reduced by $2,318, $119 and $5,996 (all in thousands), respectively, in the above table.
Transactions with Related Parties
During the current six-month period ended June 30, 2005, we incurred transactions with affiliates in the normal course of our operations. We earned fees from affiliated entities amounting to $1.9 million and recognized $0.3 million in sales to affiliates. We purchased commodities of $8.7 million from an affiliate and paid $28,000 in interest to affiliates. We earned dividends of $2.4 million pursuant to a royalty interest from an affiliate and had an accrued dividend receivable of $1.2 million from the affiliate as of June 30, 2005. We sold a wholly-owned subsidiary to an equity-method investee, realizing a gain of $7.4 million. In a series of transactions, we sold a 60% controlled subsidiary for amounts to be settled in the future, contingent upon completion of other transactions. The documentation of the sale of the subsidiary has been completed and the legal ownership has been passed. The purchaser became a related party after we acquired an equity interest in this company.
As at June 30, 2005, we had receivables of $13.4 million due from affiliates and payables of $4.1 million due to affiliates. We had $9.4 million loans receivable due from affiliates and $8.0 million deposits by affiliates. We also had $21.1 million investment in and advances to equity method investees, and $1.6 million and $10.6 million current and long-term investments, respectively, in other affiliates.

Proposed Transactions
None.
Outstanding Share Data
Our shares are quoted for trading on the NASD National Market System under the symbol “MXBIF” and on the Frankfurt Stock Exchange under the symbol “MFC.GR.” As at June 30, 2005, the share capital of the Company is as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	13,629,935	(1)

(1)	Based on our consolidated financial statements. The book record shows 15,202,058 common shares issued and outstanding as at June 30, 2005, which does not include 939,749 common shares owned by two wholly-owed subsidiaries and 407,499 common shares repurchased, but not yet cancelled, during the year ended December 31, 2004, but includes 1,572,123 common shares owned by a wholly-owned subsidiary. On our consolidated financial statements, these 1,572,123 common shares have been eliminated, resulting in an outstanding number of 13,629,935.
As at June 30, 2005, the Company has the following bonds, options and warrants outstanding:

Exercise/Conversion
Type	Amount/Number	Price	Expiry Date
4.4% Convertible Unsecured Subordinated Bonds	Principal amount of €2,523,184(1)	See footnote (2)	December 31, 2009

Options	Nil	Nil	Nil

Warrants	Nil	Nil	Nil

(1)	This number does not include €6,786,436 principal amount of Bonds held by a wholly-owned subsidiary of the Company.

(2)	The Bonds are convertible into common shares of the Company as follows: (i) €17.36 if the Bonds are converted after June 30, 2004 but on or before June 30, 2005, (ii) €18.23 if the Bonds are converted after June 30, 2005 but on or before June 30, 2006, (iii) €19.14 if the Bonds are converted after June 30, 2006 but on or before June 30, 2007, (iv) €20.09 if the Bonds are converted after June 30, 2007 but on or before June 30, 2008, (v) €21.10 if the Bonds are converted after June 30, 2008 but on or before June 30, 2009 and (vi) €22.15 if the Bonds are converted after June 30, 2009.
Additional Information
The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

MFC BANCORP LTD.
UNAUDITED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2005.
NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The accompanying interim consolidated balance sheet of MFC Bancorp Ltd. as at June 30, 2005 and the related consolidated statements of earnings, retained earnings and cash flows for the six- and three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.
The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
(Canadian Dollars in Thousands)

	June 30	December 31
	2005	2004
	(Unaudited)
ASSETS
Current Assets Cash and cash equivalents	$196,085	$215,722
Restricted cash	18,162	16,496
Securities	21,354	21,113
Loans	8,717	9,816
Receivables, commodities transactions	31,159	32,959
Receivables, industrial and engineering services	51,032	31,449
Receivables	30,456	33,718
Commodity investments	26,919	25,775
Inventories	15,286	11,019
Real estate held for sale	37,484	42,924
Future income tax assets	8,081	8,021
Contract deposits, prepaid and other	18,807	21,819

Total current assets	463,542	470,831

Non-current Assets
Securities	11,215	9,858
Loans	19,821	17,049
Property, plant and equipment	15,566	22,108
Resource property	34,989	35,341
Goodwill	16,560	20,445
Future income tax assets	9,712	9,577
Equity method investments	21,112	18,490

Total non-current assets	128,975	132,868

	$592,517	$603,699

	June 30	December 31
	2005	2004
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$143,302	$160,012
Notes payable, commodities transactions	33,734	7,700
Notes payable, industrial and engineering services	4,593	10,671
Long-term debt, current portion	4,653	8,173
Deposits	32,780	46,523
Provision for warranty costs	9,968	11,641
Future income tax liability	10,820	6,274

Total current liabilities	239,850	250,994

Long-term Liabilities
Long-term debt, less current portion	11,329	14,383
Pension liabilities	33,586	36,792
Provision for warranty costs	1,419	1,559
Other long-term liabilities	846	1,240

Total long-term liabilities	47,180	53,974

Total liabilities	287,030	304,968

Minority Interests	21,362	29,310

Shareholders’ Equity
Common stock	72,704	71,512
Equity component of convertible debt	146	146
Retained earnings	232,429	209,961
Cumulative translation adjustment	(21,154)	(12,198)

Total shareholders’ equity	284,125	269,421

	$592,517	$603,699

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Six Months Ended June 30, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands Except Per Share Amounts)

	2005	2004
Revenue
Financial services revenue	$339,834	$244,997
Industrial and engineering services	157,266	50,553

	497,100	295,550

Expenses
Financial services	302,414	203,608
Industrial and engineering services	116,118	36,295
General and administrative	44,725	27,582
Interest	4,494	3,071

	467,751	270,556

Income from operations before income taxes and minority interests	29,349	24,994
Provision for income taxes	(3,255)	(598)

	26,094	24,396
Minority interests	(3,626)	(2,333)

Net income	22,468	22,063
Retained earnings, beginning of period	209,961	173,674
Post acquisition income of purchased subsidiaries	—	330

Retained earnings, end of period	$232,429	$196,067

Earnings per share
Basic	$1.65	$1.65

Diluted	$1.64	$1.61

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended June 30, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands Except Per Share Amounts)

	2005	2004
Revenue
Financial services revenue	$195,501	$130,668
Industrial and engineering services	89,450	50,553

	284,951	181,221

Expenses
Financial services	170,001	109,507
Industrial and engineering services	65,640	36,295
General and administrative	23,049	19,759
Interest	2,172	1,978

	260,862	167,539

Income from operations before income taxes and minority interests	24,089	13,682
Provision for income taxes	(5,336)	(399)

	18,753	13,283
Minority interests	(2,269)	(2,321)

Net income	16,484	10,962
Retained earnings, beginning of period	215,945	185,105

Retained earnings, end of period	$232,429	$196,067

Earnings per share
Basic	$1.21	$0.80

Diluted	$1.20	$0.80

MFC BANCORP LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Six Months Ended June 30, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands)

	2005	2004
Operating activities:
Net income	$22,468	$22,063
Adjustments for:
Amortization and depreciation	2,312	3,712
Gain on debt extinguishments	(3,170)	—
Equity income on equity method investments	(867)	(1,099)
Gain on disposition of subsidiaries	(8,393)	—
Minority interests	3,626	2,333
Changes in current assets and liabilities
Restricted cash	(3,372)	(3,547)
Securities	(1,756)	9,154
Receivables	(21,041)	3,754
Commodity receivables	(17,461)	(39,199)
Commodity investments	(19,743)	(8,047)
Notes payable, commodities transactions	29,821	32,885
Inventories	(5,345)	3,820
Real estate held for sale	1,927	1,271
Accounts payable and accrued expenses	29,963	5,605
Provision for warranty costs	(671)	(2,742)
Future income taxes	1,319	92
Contract deposits, prepaid and other	690	164
Other	1,128	(244)

	11,435	29,975

Investing activities:
Net (increase) decrease in loans	(4,002)	3,924
Purchases of long-term investments	(68)	(226)
Proceeds from sales of assets	17	609
Purchases of capital assets	(1,752)	(2,321)
Sales (purchases) of subsidiaries, net of cash (disposed) acquired	(165)	34,935
Capital into joint ventures, less distributions	2,360	—
Other	20	(7)

	(3,590)	36,914

Financing activities:
Net increase (decrease) in deposits	(10,061)	3,125
Borrowings	2,065	4,950
Debt repayments	(7,779)	(4,032)
Issuance of shares (repurchase of shares), net	(34)	—
Other	(490)	(39)

	(16,299)	4,004
Exchange rate effect on cash and cash equivalents	(11,183)	5,009

Net change in cash	(19,637)	75,902
Cash, opening balance	215,722	145,452

Cash, ending balance	$196,085	$221,354

MFC BANCORP LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Three Months Ended June 30, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands)

	2005	2004
Operating activities:
Net income	$16,484	$10,962
Adjustments for:
Amortization and depreciation	1,229	2,537
Gain on debt extinguishments	(3,170)	—
Equity income on equity method investments	(112)	(1,118)
Gain on disposition of subsidiaries	(8,393)	—
Minority interests	2,269	2,321

Changes in current assets and liabilities
Restricted cash	(3,671)	(3,547)
Securities	(2,267)	1,085
Receivables	(16,900)	11,300
Commodity receivables	6,885	(18,281)
Commodity investments	6,577	1,416
Notes payable, commodities transactions	(17,133)	14,417
Inventories	(4,071)	3,820
Real estate held for sale	(50)	1,271
Accounts payable and accrued expenses	35,606	(7,388)
Provision for warranty costs	(634)	(2,742)
Future income taxes	4,485	83
Contract deposits, prepaid and other	1,769	230
Other	771	587

	19,674	16,953

Investing activities:
Net (increase) decrease in loans	529	1,805
Purchases of long-term investments	(33)	(226)
Proceeds from sales of assets	17	—
Purchases of capital assets	(494)	(2,140)
Sales (purchases) of subsidiaries, net of cash (disposed) acquired	(165)	16,294
Capital into joint ventures, less distributions	1,445	—
Other	20	(7)

	1,319	15,726

Financing activities:
Net increase (decrease) in deposits	(2,328)	(19,004)
Borrowings	834	984
Debt repayments	(3,257)	(2,253)
Issuance of shares (repurchase of shares), net	(34)	—
Other	(467)	(22)

	(5,252)	(20,295)
Exchange rate effect on cash and cash equivalents	(6,706)	5,847

Net change in cash	9,035	18,231
Cash, opening balance	187,050	203,123

Cash, ending balance	$196,085	$221,354

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
(Unaudited)
Note 1. Basis of Presentation
The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the “Company”). The notes are stated in Canadian dollars, as rounded to the nearest thousands (except per share amounts).
The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.
Note 2. Nature of Business
The Company operates internationally in the engineering services industry, and specializes in industrial and engineering services and merchant banking. Currently, the Company provides industrial and engineering services to the cement, coal and mineral processing industries. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade and proprietary investing. The Company conducts businesses primarily through its subsidiaries.
Note 3. Earnings Per Share
The Company adopts the Canadian Institute of Chartered Accountants’ Accounting Handbook Section 3500, “Earnings Per Share”. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earning per share by application of the “if-converted” method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under US generally accepted accounting principles.

The weighted average numbers of shares outstanding for the purposes of calculating earnings per share are as follows:

	2005	2004
For the six months ended June 30:
Number of shares for basic earnings per share	13,588,193	13,409,067
Number of shares for diluted earnings per share	13,733,538	13,848,005

For the three months ended June 30:
Number of shares for basic earnings per share	13,599,118	13,657,901
Number of shares for diluted earnings per share	13,744,463	13,838,674
Note 4. Segment Information
Effective from April 2004, the Company operates in two reportable business segments: financial services, and industrial and engineering services. The segments are managed separately because each business requires different production and marketing strategies.
Summarized financial information concerning the segments is shown in the following tables:

		Industrial				Industrial
		and				and
	Financial	engineering			Financial	engineering
	services	services	Corporate	Total	services	services	Corporate	Total
	Six months ended				Six months ended
(Unaudited)	June 30, 2005				June 30, 2004
Revenues from external customers	$336,615	$157,266	$3,219	$497,100	$244,865	$50,553	$132	$295,550

Intersegment revenues	599	141	140	880	296	—	345	641

Interest expense

External	2,333	2,059	102	4,494	1,954	894	223	3,071

Intersegment	60	113	422	595	218	28	294	540

Income (loss) before taxes and minority interests	13,076	16,957	(684)	29,349	21,713	6,870	(3,589)	24,994

		Industrial				Industrial
		and				and
	Financial	engineering			Financial	engineering
	services	services	Corporate	Total	services	services	Corporate	Total
	Three months ended				Three months ended
(Unaudited)	June 30, 2005				June 30, 2004
Revenues from external customers	$192,379	$89,450	$3,122	$284,951	$130,594	$50,553	$74	$181,221

Intersegment revenues	390	75	71	536	123	—	345	468

Interest expense

External	1,297	822	53	2,172	1,022	894	62	1,978

Intersegment	31	29	213	273	70	28	152	250

Income (loss) before taxes and minority interests	11,410	12,193	486	24,089	10,113	6,870	(3,301)	13,682
There were no material change of total assets since December 31, 2004.
Note 5. Reporting Currency
The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in US dollars for reference purposes. Amounts reported in US dollars have been translated from Canadian dollars at a rate of US $1.00 = Canadian $1.2256 as at June 30, 2005, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the US Securities and Exchange Commission).

News Release
FOR IMMEDIATE RELEASE AUGUST 15, 2005

Contact:	Allen & Caron Inc.
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com
MFC BANCORP REPORTS 65% INCREASE FOR THE SECOND QUARTER 2005
— Completes Study to Increase Shareholder Value —
HONG KONG, (August 15, 2005). . . . MFC Bancorp Ltd. (the “Company”) (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR) today reported its financial results for the quarter and six months ended June 30, 2005. All figures are in US dollars and earnings per share amounts are on a fully diluted basis.
For the quarter ended June 30, 2005, the net income increased by 65% to $13.5 million, or $0.98 per share, compared to the net income of $8.2 million, or $0.59 per share for the quarter ended June 30, 2004. Revenues for the quarter ended June 30, 2005 were $232.5 million compared to revenues for the quarter ended June 30, 2004, of $135.2 million. The increase in revenues was driven primarily by growth in industrial and engineering services and commodity sales.
Revenues for the six months ended June 30, 2005 were $405.6 million with net income of $18.3 million, or $1.34 per share, compared to revenues of $220.5 million with net income of $16.5 million, or $1.20 per share, for the first six months of 2004.
The recent growth of the Company is clearly tied to its core asset, KHD Humboldt Wedag GmbH (“KHD”). The Board of Directors and Management recognized this as a true shift in the core business of the Company from financial services to industrial and engineering services. Consequently, the Board, through its task force committee, undertook and completed a comprehensive study to evaluate alternatives for continued long-term growth and enhancement of shareholder value.

MFC BANCORP REPORTS 65% INCREASE FOR SECOND QUARTER 2005 — Page 2
The Board also undertook an in-depth review of the Company’s risk profile at present and in the foreseeable future, which was completed during July 2005.
Based on reports of independent industry analysts, the market for cement (which is the primary driver for KHD’s technology) is forecast to grow from 1.75 billion tonnes in 2003 to 2.35 billion tonnes by 2015. Almost three quarters of this increased demand is expected to come from Asia and Eastern Europe of which the strongest growth is forecast for China and India. The Company has concluded that recurring earnings, with growth potential, is possible from this business segment.
The two world economies with the greatest growth potential are China and India. KHD has an operating history of more than twenty years in China and over forty years in India.
The number of attractive current and near-term financial services project opportunities within the Company’s risk profile has become much more limited in recent times.
Therefore, the greatest potential for our shareholders is to capitalize on the growth opportunities associated with the expansion of our China and India operations, with emphasis on the industrial and engineering business of KHD. The Company believes that the change in its core operations will make it easier for the market and investors to evaluate its potential for growth. The Company may also decide to improve financial standing and range of investments, with other businesses and opportunities.
KHD, founded in 1856, is a world leader in supplying proprietary technologies, equipment and engineering services for cement, coal and minerals processing. It designs and builds plants that produce and/or process clinker, cement, beneficiated coal, base metals and precious minerals. Headquartered in Cologne, Germany, KHD has in excess of 900 employees worldwide, with operations in India, China, Russia, the Middle East and the United States.
Humboldt Wedag India was established in 1964 and currently has a staff of over 270 working in the cement, coal and minerals sectors. The Company has recently expanded its operations in China with the establishment of a 70% owned engineering and manufacturing subsidiary, Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd., in Tianjin, China. KHD is now able to offer its technologies and products to the Chinese and other Far East markets through these lower-cost platforms.
The Company presently employs approximately $210 million of its total assets in KHD’s operations and has now decided to deploy its excess capital and proceeds from the sale of redundant assets to enhance the growth at KHD. The Company will also pursue an active acquisition program to acquire other companies that will compliment its operations and allow for greater diversity.

MFC BANCORP REPORTS 65% INCREASE FOR SECOND QUARTER 2005 — Page 3
MFC Bancorp Ltd. will call a special shareholders’ meeting for October 11, 2005 to change its name to KHD Humboldt Wedag International Ltd. in order to better reflect its new emphasis for the future and will seek an additional listing of its common shares on an Asian stock exchange.
KHD’s order intake has continued to accelerate to approximately $219 million for the first six months ended June 30, 2005, as compared to approximately $325 million for the full year 2004 and $180 million in 2003. Order backlog stood at approximately $352 million as of June 30, 2005, compared to $257 million at the end of 2004 and $131 million in 2003. Order intake is defined as the total of all orders which are received during the respective period, while order backlog is defined as the amount of orders received but not yet fulfilled (for easy comparison, all amounts were translated from € to US$ at 1.3536, the exchange rate prevailing on December 31, 2004).
As of June 30, 2005, the Company’s balance sheet has total assets of $483.4 million and shareholders’ equity of $231.8 million, with cash and short-term securities totaling $177.4 million and working capital of $182.5 million and long-term debt (less current portion) of $9.2 million. The book value per share is $17.01.
Michael Smith, President, commented, “We have reviewed our operations in depth, and believe the highest return for our shareholders will be with the expansion of KHD and a greater focus on the Asian markets.”
About MFC Bancorp
MFC Bancorp Ltd. owns companies that operate internationally in the engineering services industry, and specializes in industrial and engineering services, merchant banking and commodities trading. To obtain further information on the Company, please visit our website at http://www.mfcbancorp.com.
Certain statements included herein are “forward-looking statements’” as defined by the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from anticipated results in connection with the MFC Bancorp Ltd’s predicted increase in its commodity trading finance business include risks and uncertainties such as: general market conditions that may adversely impact revenue generated by the MFC Bancorp Ltd’s commodity trading business; the demand for products and services in China and other markets; the number of competitors with competitively priced products and services; the uncertainty of government regulation and politics in China and other markets; product development or other initiatives of the MFC Bancorp Ltd’s competitors; and other risks and uncertainties detailed in the MFC Bancorp Ltd’s 6-K and other reports filed with the Securities and Exchange Commission.
- FINANCIAL TABLES FOLLOW -

MFC BANCORP REPORTS 65% INCREASE FOR SECOND QUARTER 2005 — Page 4
MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
as of June 30, 2005 and December 31, 2004
(unaudited)
(amounts in U.S. dollars; in thousands)

	2005	2004
ASSETS

Current assets

Cash and cash equivalents	$159,991	$179,231
Restricted cash	14,819	13,706
Securities	17,423	17,542
Loans	7,112	8,156
Receivables, commodities transactions	25,423	27,384
Receivables, industrial and engineering services	41,638	26,129
Receivables	24,850	28,014
Commodity investments	21,964	21,415
Inventories	12,472	9,155
Real estate held for sale	30,584	35,663
Future income tax assets	6,594	6,664
Contract deposits, prepaid and other	15,345	18,128

	378,215	391,187

Non-current assets

Securities	9,151	8,190
Loans	16,172	14,165
Properties, plant and equipment	12,701	18,368
Resource property	28,548	29,363
Goodwill	13,512	16,987
Future income tax assets	7,924	7,957
Equity method investments	17,226	15,362

	105,234	110,392

	$483,449	$501,579

MFC BANCORP REPORTS 65% INCREASE FOR SECOND QUARTER 2005 — Page 5
MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS (con’t)
as of June 30, 2005 and December 31, 2004
(unaudited)
(amounts in U.S. dollars; in thousands)

	2005	2004
LIABILITIES

Current liabilities

Accounts payable and accrued expenses	$116,923	$132,944
Notes payable, commodities transactions	27,524	6,397
Notes payable, industrial and engineering services	3,748	8,866
Long-term debt, current portion	3,797	6,790
Deposits	26,746	38,653
Provision for warranty costs	8,133	9,672
Future income tax liability	8,828	5,213

	195,699	208,535

Long-term liabilities

Long-term debt, less current portion	9,244	11,950
Pension liabilities	27,404	30,568
Provision for warranty costs	1,158	1,295
Other long-term liabilities	690	1,030

	38,496	44,843

Total liabilities	234,195	253,378

Minority interest	17,430	24,352

SHAREHOLDERS’ EQUITY

Common stock	59,321	59,415
Equity component of convertible debt	119	121
Retained earnings	189,645	174,444
Cumulative translation adjustment	(17,261)	(10,131)

	231,824	223,849

	$483,449	$501,579

MFC BANCORP REPORTS 65% INCREASE FOR SECOND QUARTER 2005 — Page 6
MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended June 30, 2005 and 2004
(unaudited)
(amounts in U.S. dollars; in thousand, except per share data)

	2005	2004
Revenue
Financial services	$159,515	$97,484
Industrial and engineering services	72,985	37,715

	232,500	135,199

Expenses
Financial services	138,708	81,697
Industrial and engineering services	53,557	27,078
General and administrative	18,806	14,741
Interest	1,772	1,476

	212,843	124,992

Income before income taxes	19,657	10,207
Provision for income taxes	(4,354)	(298)

	15,303	9,909

Minority interests	(1,851)	(1,732)

Net income	13,452	8,177

Earnings per share
Basic	$0.99	$0.60

Diluted	$0.98	$0.59

Weighted average shares outstanding (000’s)
Basic	13,599	13,658

Diluted	13,744	13,839

MFC BANCORP REPORTS 65% INCREASE FOR SECOND QUARTER 2005 — Page 7
MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Six Months Ended June 30, 2005 and 2004
(unaudited)
(amounts in U.S. dollars in thousand, except per share data)

	2005	2004
Revenue
Financial services	$277,280	$182,779
Industrial and engineering services	128,318	37,715

	405,598	220,494

Expenses
Financial services	246,748	151,901
Industrial and engineering services	94,744	27,078
General and administrative	36,492	20,577
Interest	3,667	2,291

	381,651	201,847

Income before income taxes	23,947	18,647
Provision for income taxes	(2,656)	(446)

	21,291	18,201

Minority interests	(2,959)	(1,741)

Net income	18,332	16,460

Earnings per share
Basic	$1.35	$1.23

Diluted	$1.34	$1.20

Weighted average shares outstanding (000’s)
Basic	13,588	13,409

Diluted	13,734	13,848

MFC BANCORP REPORTS 65% INCREASE FOR SECOND QUARTER 2005 — Page 8
MFC BANCORP LTD.
FINANCIAL SUMMARY
as of June 30, 2005 and December 31, 2004
(unaudited)
(amounts in U.S. dollars in thousand, except per share data and ratios)

	2005	2004
Cash and cash equivalents	$159,991	$179,231

Short-term securities	17,423	17,542

Working capital	182,516	182,652

Total assets	483,449	501,579

Long-term debt, less current portion	9,244	11,950

Shareholders’ equity	231,824	223,849

Book value per share	17.01	16.49

Current ratio	1.93	1.88
# # # #

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MFC BANCORP LTD.
/s/ Michael J. Smith
Michael J. Smith, President
Date: August 15, 2005